a2a
energie in comune

FILE NO. 82-4911

[redacted]

08004286

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

July 31, 2008

AEM SpA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone

PROCESSED
AUG 14 2008
THOMSON REUTERS

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

A2A COMPLETED THE ACQUISITION OF COFATHEC CORIANCE SAS

Milan, July 31, 2008 – A2A completed the acquisition of 100% of the share capital of Cofathec Coriance Sas, a company operating in France in the district heating, cooling and co-generation sectors.

Cofathec Coriance, directly and through subsidiaries, manages district heating and cooling plants through long-term concessions.

The facilities managed by Coriance and included in the transaction are more than 20, with an installed capacity of about 670 MWt. The plants use different technologies: cogeneration, biomass, geothermal, boilers, industrial gases and incineration of waste. The installed electrical power of the cogeneration plants is over 80 MWe. In 2007 Coriance produced about 670 GWht and 250 GWhe.

The plants are mainly located around Paris and in some major French cities (like Toulouse and Dijon) and are managed on the basis of specific concessions granted by local municipalities, with a remaining average duration of about 13 years.

Pro-forma 2007 turnover for the activities involved in the transaction was around 63 million euros, with a pro-forma EBITDA of around 8.6 million euros. This data only partially includes the results from some plants started-up in 2007. Other plants are due to start operations in the current year. In 2008, thanks to the contribution from the new plants, the overall heat production is expected to reach about 800 GWht.

The price paid for the acquisition is 44.6 million euros; at the end of 2007 the consolidated net financial indebtedness of Coriance was approximately 34 million euros; for contractual purposes the net financial position has been incremented by approximately 8 million euros to account for some provisions and other non-financial liabilities.

Through this acquisition, A2A enters the district heating market in France, which shows interesting opportunities for growth, particularly for plants fed by renewable sources, leveraging not only Coriance's specific characteristics but also the considerable experience the A2A group has acquired in this sector. Furthermore, Coriance could represent an important starting point for the further development of A2A on the French market, not only in relation to the production of electricity, but also in other areas where the group is active.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END